Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion and analysis which follows contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 which reflect our current views with respect to future events and financial results. These include statements regarding our earnings, projected growth and forecasts, and similar matters which are not historical facts. We remind shareholders that forward-looking statements are merely predictions and therefore are inherently subject to uncertainties and other factors which could cause the actual future events or results to differ materially from those described in the forward-looking statements.

The interim condensed consolidated financial statements appearing elsewhere in this report should be read in conjunction with the audited consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2020. The results of operations for the six months ended June 30, 2021 are not necessarily indicative of the operating results for the full fiscal year.

Overview

We manufacture and supply technologically advanced custom-made circuitry solutions for use in sophisticated and compact electronic products.  We provide specialized services and are a solution provider in the printed circuit board (“PCB”) business, mainly in Israel, Europe, North America and Asia. PCBs are platforms that conduct an electric current among active and passive microelectronics components, microprocessors, memories, resistors and capacitors and are integral parts of the products produced by high‑technology industries. PCBs are constructed from a variety of base raw materials.  PCBs can be double-sided or multi-layered and made of rigid, flexible, flex-rigid or high-frequency materials.  Photolithographic type processes transfer the images of the electrical circuit onto the layers, and chemical processes etch these lines on the boards. Our focus is on short run quick-turnaround, prototype, pre-production and low to medium volume runs of high-end PCB products for high growth, advanced electronics applications, mainly flex-rigid PCBs. We also act as an agent for the importation of PCBs from Southeast Asia when customers require high volume production runs, although such activity was not significant in recent years.

Discussion of Critical Accounting Policies and Estimations

We have identified the policies below as critical to the understanding of our consolidated financial statements.  The application of these policies requires management to make estimates and assumptions that affect the valuation of assets and expenses during the reporting period.  There can be no assurance that actual results will not differ from these estimates.

The significant accounting policies described in Note 2 of our audited consolidated financial statements, which we believe to be most important to fully understand and evaluate our financial condition and results of operation under U.S. GAAP, are discussed below.

Inventories.  We are required to state our inventories at the lower of cost or net realizable value.  Cost is determined on the weighted average basis for raw materials.  For work in progress and finished goods, the cost is determined based on calculation of accumulated actual direct and indirect costs. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories, discontinued products, and for market prices lower than cost. Any write-off is recognized in our consolidated statements of income as cost of revenues. In addition, if required, we record a liability for firm non-cancelable and unconditional purchase commitments with contract manufacturers for quantities in excess of our forecast of future demand consistent with our valuation of excess and obsolete inventory.

Income taxes. We account for income taxes in accordance with Accounting Standards Codification No. 740, “Income Taxes” (“ASC No. 740”). ASC No. 740 prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax assets will not be realized. We believe that because of our history of losses, and uncertainty with respect to future taxable income, it is more likely than not that the deferred tax assets regarding the loss carry forwards will not be utilized in the foreseeable future, and therefore, a valuation allowance was provided to reduce deferred tax assets to their realizable value.

Use of estimates.  The preparation of the consolidated financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period.  Actual results could differ from these estimates.  Significant items subject to such estimates and assumptions include the useful lives of fixed assets, allowance for doubtful accounts, deferred tax assets, inventory, income tax uncertainties and other contingencies.

Explanation of Key Income Statement Items

Revenues. Our revenues are mainly derived from sales of PCBs, including high density interconnect, flex-rigid and multi-layered boards. The principal markets of the Company are in Israel, Europe and North America.

Cost of Revenues. Cost of revenues consists primarily of salaries, raw materials, subcontractor expenses, related depreciation costs, inventories write-downs and overhead allocated to cost of revenues activities.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of salaries and related expenses for executive and for selling, and marketing personnel, marketing activities, accounting, legal, administrative personnel, professional fees, provisions for doubtful accounts and other general corporate expenses.

Financial Expenses, Net. Financial expenses consist of interest and bank expenses, interest on loans, and currency re-measurement losses. Financial income consists of interest on cash and cash equivalent balances and currency re-measurement gains.

Recent Events - Impact of COVID-19

An outbreak of infectious respiratory illness caused by a novel coronavirus known as COVID-19 was first detected in China in December 2019 and has now spread globally. This outbreak has resulted in travel restrictions, closed international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, prolonged quarantines, cancellations, supply chain disruptions, and lower consumer demand, layoffs, defaults and other significant economic impacts, as well as general concern and uncertainty. The impact of this outbreak has adversely affected the economies of many nations and the entire global economy and may impact our company in ways that cannot necessarily be foreseen.

The current severity of the pandemic and the uncertainty regarding the length of its effects could have negative consequences for our company.  During 2020, the pandemic did not materially affect our company’s operations, which have been deemed an “essential enterprise” by the Israeli government and we are making efforts to operate as normal.  Some of our employees were quarantined and in some cases are working remotely, due to safety concerns. Most of the work is still preformed from the Company's production facility. Our ability to collect money, pay bills, handle customer and consumer communications, schedule production and order raw materials necessary for our production has not been materially impacted. During 2020, we did not experience a significant change in revenues or in the timeliness of payments of invoices and its cash position remained stable. However, during the first quarter of 2021, the pandemic negatively impacted our operations, caused delays in supply of raw materials, created slowdown in our production and has negatively impacted our revenues and net income during that period.

The current severity of the pandemic and the uncertainty regarding the length of its effects could have negative consequences for our company and could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect our operating results.

Results of Operations

Revenues. Our revenues for the six months ended June 30, 2021 were $16.3 million as compared to $17.9 million for the six months ended June 30, 2020, a decrease of $1.6 million, or 8.9%. The decrease in revenues is primarily attributable to a shortage in key raw material that we faced during the six months period of 2021.

Cost of Revenues. Cost of revenues decreased by 9.9% to $12.8 million for the six months ended June 30, 2021 from $14.2 million for the six months ended June 30, 2020. The decrease in our cost of revenues is attributable to the 8.9% decrease in revenues, which was mitigated by variable cost reductions and operational efficiencies.

Gross Profit. Our gross profit decreased to $3.5 million or 21.5% for the six months ended June 30, 2021 from $3.7 million, or 20.6% for the six months ended June 30, 2020. The decrease in our gross profit in 2021 was mainly attributable to the decrease in revenues due to the shortage in key raw material that we faced during the six months period of 2021.

Our operating expenses were $2.4 million for the six months ended June 30, 2021 as compared to $2.3 million for the six months ended June 30, 2020.  The increase in operating expenses is mainly attributable to increase in stock-based compensation expensed during the six months period of 2021.

Financial Expenses, Net. We had net financial income of $20,000 in first six months of 2021 compared to net financial expenses of $139,000 in the first six months of 2020. The decrease in financial expenses is primarily attributable to the decrease in our financial liabilities and the impact of such decrease on interest expenses and by a decrease of finance expenses attributable to the NIS exchange rate on outstanding Dollar and Euro denominated balances.

Other Expenses, Net.  Other expenses were $3,000 in first six months of 2021 compared to nil other expenses, net in the first six months of 2020. The increase in other expenses was primarily due to the disposal of equipment.

Net Profit. Our net profit for first six months of 2021 was $1.0 million compared to net profit of $1.2 million in the first six months of 2020.

Liquidity and Capital Resources

Historically, we have financed our operations through cash generated by operations, shareholder loans, long-term and short-term bank loans, borrowings under available credit facilities and the proceeds from our initial public offering in 1997 and rights offerings in 2019 and 2020.

In March 2019, we issued subscription rights to the holders of our ordinary shares to purchase up to an aggregate of 3,380,920 shares. We raised $3.4 million in gross proceeds from this offering. We used the proceeds of the offering to reduce our outstanding debt under our lines of credit by NIS 6.0 million (approximately $1.7 million), as well as for working capital and other general corporate purposes, including investment in equipment. In December 2020, we completed a rights offering to our shareholders of 1,460,089 shares at a price of $3.90 per share, for an aggregate consideration of $5.7 million. The proceeds of this rights offering were used to reduce our outstanding debt of NIS 10.0 million to Nistec (approximately $3.1 million), as well as for working capital and other general corporate purposes, including investment in equipment.

As of June 30, 2021, our cash position (cash and cash equivalents) totaled $9.2 million compared to $4.7 million in cash and cash equivalents as of December 31, 2020. As of June 30, 2021, we had working capital of $13.0 million as compared to working capital of $9.1 million as of December 31, 2020.

As of June 30, 2021, we had revolving lines of credit aggregating NIS 10.5 million ($3.2 million) with our banks, none of which was utilized as of such date, and $4.6 million of long-term loans (including current maturities) from banks. As of December 31, 2020, we were in compliance with our banks' covenants. These credit facilities may not remain available to us in the future.  Furthermore, under certain circumstances the banks may require us to accelerate or make immediate payment in full of our credit facilities.  All of our assets are pledged as security for our liabilities to our banks, whose consents are required for any future pledge of such assets.

During the year ended December 31, 2020, we invested approximately $1.1 in new equipment and the expansion of our facilities and infrastructure. In the first half of 2021, we invested approximately $538,000 for computerization, leasehold improvements and fixed equipment.

Net cash provided by operating activities for the first six months of 2021 was $2.8 million as compared to net cash provided by operating activities of $2.9 million during the first six months of 2020. This was primarily due to the net profit of $1.0 million incurred during this period, depreciation of fixed assets of $886,000 and the $1.5 million decrease in trade receivables.

Net cash used by investing activities during the first six months of 2021 was $692,000. This was primarily due to the purchase of computerization, leasehold improvements and fixed equipment. Net cash used by investing activities during the first six months of 2020 was $512,000.

Net cash provided by financing activities during the first six months of 2021 was $2.3 million, mainly attributable to a loan of NIS 10.0 million (approximately $3.1 million) obtained from Bank Leumi offset by decrease in short term credit and loans, compared to cash used in financing activities of $607,000 during the first six months of 2020.

Our working capital requirements and cash flow provided by our operating and financing activities are likely to vary greatly from quarter to quarter, depending on the following factors: (i) the timing of orders and deliveries; (ii) net profit in the period; (iii) the purchase of new equipment; (iv) the build‑up of inventories; (v) the payment terms offered to our customers; (vi) the payment terms offered by our suppliers; (vii) the repayment of existing lines of credit and loans; (vii) the spread of coronavirus, Covid-19, may affect our business, operations and financial condition; and (viii) approval of the current or additional lines of credit and long-term loans from banks.

To the extent that the funds generated from our operations and our existing capital resources are insufficient to fund our operating, financial and capital investment requirements, we will need to raise additional funds through public or private financing or other sources.  Additional financing may not be available on commercially reasonable terms, if at all.  If adequate funds are not available on terms acceptable to us, we may be required to delay, scale back or eliminate certain aspects of our operations, and our business, financial condition and results of operations would be materially adversely affected.

Corporate Tax Rate

The corporate tax in Israel, as of January 1, 2018 is 23%.

Impact of Currency Fluctuation and of Inflation

A significant portion of the cost of our Israeli operations, primarily personnel and facility-related, is incurred in NIS. Therefore, our NIS related costs, as expressed in Dollars, are influenced by the exchange rate between the Dollar and the NIS. In addition, if the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the Dollar, or if the timing of such devaluations were to lag considerably behind inflation, our cost as expressed in Dollars may increase. NIS linked balance sheet items, may also create foreign exchange gains or losses, depending upon the relative Dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share. Although we may use hedging techniques, we may not be able to eliminate the effects of currency fluctuations. Therefore, exchange rate fluctuations could have a material adverse impact on our operating results and share price.